EXHIBIT 23.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
EchoStar Holding Corporation:
We consent to incorporation by reference in the registration statement on Form S-8 of EchoStar Holding Corporation of our report dated November 5, 2007 with respect to the consolidated balance sheets of Sling Media, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and other comprehensive income (loss), shareholders’ equity, and cash flows for each of the years then ended and the period from inception (June 14, 2004) to December 31, 2004, which appears in the registration statement on Form 10 Amendment No. 3 filed on December 28, 2007 with the SEC by EchoStar Holding Corporation.
Our report refers to the adoption of Statement of Financial Standards No. 123 R, Share-Based Payment.

KPMG LLP
/s/ KPMG LLP

San Francisco, California
December 31, 2007